United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2007

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  February 21, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: February 21, 2007

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, February 21, 2007	www.gruma.com

FOURTH-QUARTER 2006 RESULTS
(Peso amounts are stated in millions in constant terms as of December 31, 2006)

HIGHLIGHTS

  Net sales increased 7%, driven mainly by Gruma Corporation, Gimsa, and Molinera de Mexico due to price increases, which were implemented in order to offset higher raw-material costs.

  EBITDA increased 20%, and EBITDA margin rose to 10.2% from 9.1%. Growth in EBITDA was due mainly to Gruma Centroamerica and Other and Eliminations1.

  Debt decreased 8% to US$600 million.

Consolidated Financial Highlights
 (Ps millions)

	4Q06	4Q05	VAR (%)
Volume (thousand metric tons)	1,077	1,084	(1)
Net sales	8,226	7,659	7
Operating income	574	405	42
Operating margin	7.0%	5.3%	170 bp
EBITDA	839	699	20
EBITDA margin	10.2%	9.1%	110 bp
Majority net income	249	348	(28)
ROE (LTM)	9.9%	9.8%	10 bp

Debt
(US$ millions)

Dec'06	Dec'05	Var	Sep'06	Var
600	650	(8)%	638	(6)%

1 Other and eliminations include Other Subsidiaries (technology operations, PRODISA, and corporate services) and accounting eliminations.

RESULTS OF OPERATIONS
4Q06 vs. 4Q05

Sales volume declined 1% to 1,077 thousand metric tons, driven by Gruma Corporation, Gruma Venezuela, and Molinera de Mexico.

Net sales increased 7% to Ps 8,226 million due primarily to Gruma Corporation, GIMSA, and Molinera de Mexico. The increase in net sales outpaced sales volume growth primarily because of higher prices in Gruma Corporation resulting mainly from price increases implemented during the first and third quarters of the year. GIMSA and Molinera de Mexico also increased prices. In all cases, price increases were implemented in order to offset particularly higher raw-material costs. Sales from foreign operations constituted 67% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 64.3% from 65.8%, a reduction driven mainly by Gruma Venezuela. In absolute terms, cost of sales rose 5% due mainly to Gruma Corporation and GIMSA.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 28.8% from 29.0% driven mainly by Gruma Centroamerica, and in absolute terms rose 7%, driven especially by Gruma Corporation and Gruma Venezuela..

Operating income increased 42% and, as a percentage of net sales, improved to 7.0% from 5.3% driven mainly by Gruma Centroamerica, Gruma Venezuela, and Other and Eliminations.

Comprehensive financing cost, net, was Ps 276 million versus Ps 24 million in fourth quarter 2005. The increase resulted mainly from (1) lower monetary gains due to lower inflation in the United States, and (2) higher interest expense, which included an extraordinary increase due to financial instruments related to corn hedges implemented in Gruma Corporation.

Other income, net, was Ps 36 million, compared with an expense of Ps 26 million in the same period of 2005 due mainly to the gain on the sale of Banorte shares during December 2006.

Taxes and employees' profit sharing amounted to Ps 180 million compared with Ps 73 million in fourth quarter 2005, due primarily to a favorable comparison resulting from lower taxes in fourth quarter 2005 related to extraordinary expenses in Gruma Centroamerica. In addition, in fourth quarter 2006 the company reported higher taxes derived from a restatement of foreign subsidiaries' assets according to inflationary accounting.

GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte) totaled Ps 174 million, Ps 29 million higher than in fourth quarter 2005.

GRUMA's total net income was Ps 328 million, 23% lower than in fourth quarter 2005. GRUMA's majority net income was Ps 249 million, 28% lower than in the same period of 2005. The reduction resulted mainly from higher comprehensive financing cost and higher taxes and employees' profit sharing.

FINANCIAL POSITION
December 2006 vs. December 2005

Balance-Sheet Highlights	Total assets were Ps 30,039 million, an increase of 7%, driven mainly by (1) higher trade accounts receivable in Gruma Coporation and Gruma Venezuela; (2) higher property, plant and equipment, net, due to capacity expansions and Gruma Corporation's acquisition of Pride Valley Foods, and (3) higher value of the investment in GrupoFinanciero Banorte, which is accounted for by the equity method.

Total liabilities remained flat at Ps 13,259 million because debt reduction was offset by higher accounts payable in Gruma Corporation.

Stockholders' equity on December 31, 2006, totaled Ps 16,780 million, 14% higher than the balance on December 31, 2005.
Debt Profile	As of December 31, 2006, GRUMA's debt amounted to US$600 million, of which approximately 93% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2007	2008	2009	2010	2011	2012...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility				150.0			150.0
7.625% notes due 2007	50.5						50.5
Revolving credit facility					11.0		11.0
7.96% senior notes	1.5	1.6	10.5				13.6
Other	29.6	13.7	27.8	3.8	0.2		75.1
TOTAL	81.6	15.3	38.3	153.8	11.2	300.0	600.2

Debt Ratios

	4Q06	3Q06	4Q05
Debt Ratios (last twelve months)
Debt/EBITDA	2.2	2.6	2.7
EBITDA/interest expense	4.0	4.9	4.6

Others Ratios

Operational Ratios	4Q06	3Q06	4Q05
Accounts receivable outstanding (days to sales)	43	43	39
Inventory turnover (days to cost of sales)	61	66	67
Net working capital turnover (days to sales)	50	55	53
Asset turnover (total assets to sales)	0.9	0.9	0.9
Profitability Ratios(%)
ROA	5.4	5.8	5.2
ROE	9.9	10.8	9.8
ROIC	7.2	6.6	7.1

CAPITAL EXPENDITURE PROGRAM

GRUMA's investments totaled Ps 754 million during fourth quarter 2006. Major investments were applied to: (1) the acquisition of Pride Valley Foods, a company based in Newcastle, England, that manufactures tortillas, pita bread, chapatti, and naan, for an acquisition cost of approximately US$38 million; (2) capacity expansions and upgrades in Gruma Corporation; and (3) capacity expansions in GIMSA and Gruma Centroamerica.

RECENT DEVELOPMENTS
Sale of Banorte's shares.

During 4Q06, GRUMA sold 3.8 million of GFNORTEO's shares in order to fund part of its capital-expenditure program. As a result, GRUMA's ownership in Grupo Financiero Banorte decreased from 10.19% to 10.0%.

SUBSIDIARY RESULTS
4Q06 vs. 4Q05

Gruma Corporation

Sales volume decreased 3% over that of 2005 because 4Q05 results registered one more week of sales than 4Q06 due to accounting procedures.

Net sales grew 7%, to Ps 4,223 million, in connection with the price increases implemented during the first and third quarters of 2006.

Cost of sales as a percentage of net sales increased slightly to 58.3% from 58.2% due mainly to higher cost of corn in the U.S. corn flour business and the incorporation of the operations of Pride Valley Foods, which reports a higher cost of sales as a percentage of sales. In absolute terms, cost of sales increased 7% due to the incorporation of Pride Valley Foods and Gruma Asia-Oceania and, to a lesser extent, to higher costs for raw materials and packaging in the U.S operations.

SG&A as a percentage of net sales increased to 34.1% from 33.6%, due mainly to higher operating expenses related to the new Asia-Oceania operations. In absolute terms, SG&A rose 9% due also to the incorporation of Pride Valley Foods.

Operating income as a percentage of net sales decreased to 7.6% from 8.2%. In absolute terms, operating income remained flat.

GIMSA

Sales volume increased 2% to 452 thousand metric tons during 4Q06. Corn flour sales volume increased 2% to 413 thousand metric tons, mainly as a result of (1) customers' build-up of inventories in anticipation of price increases implemented in December, and (2) increased sales to supermarkets and wholesalers due to their increased coverage. The sales volume of other products increased 5% to 39 thousand metric tons, due to higher wheat flour sales in connection with a client transfer from Molinera de Mexico to GIMSA designed to lower freight expenses.

Net sales increased 4% to Ps 1,955 million in connection with the aforementioned higher sales volume and price increases.

Cost of sales as a percentage of net sales increased to 70.4% from 68.8% due mainly to higher corn costs, which were not fully reflected in corn flour prices. In absolute terms, cost of sales increased 7% in connection with the aforementioned increases in corn costs and sales volume.

SG&A as a percentage of net sales decreased to 17.9% from 18.8% due to better expense absorption. In absolute terms, SG&A remained flat.

Operating income as a percentage of net sales decreased to 11.6% from 12.4% and, in absolute terms, decreased 3% to Ps 227 million due to the aforementioned increase in corn costs.

For additional information, please see GIMSA ''Fourth-Quarter 2006 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 4% due to lower corn flour volume in connection with lower sales to the government channels. The decline in the corn flour segment was partially offset by higher sales volume of wheat flour, oils, and seafood products.

Net sales decreased 1% as a result of lower sales volume. Net sales declined at a lower rate than sales volume because of higher prices, which resulted from price increases and a change in the sales mix toward higher-priced products.

Cost of sales as a percentage of net sales improved to 75.5% from 86.8%; the improvement resulted primarily from higher prices and the fact that costs have increased at a lower rate than inflation. In absolute terms, cost of sales decreased 14% due mainly to the aforementioned lower sales volume and costs rising at a lower rate than inflation.

SG&A as a percentage of net sales increased to 21.3% from 13.6%, and in absolute terms rose 55% due to (1) the cancellation of approximately Ps 33 million pesos in provisions for administrative expenses in 4Q05, (2) higher distribution and advertising expenses during 4Q06, and (3) general salary increases.

Operating income was Ps 27 million versus an operating loss of Ps 4 million in 4Q05. Operating margin improved to 3.2% from negative 0.5%.

Molinera de Mexico

Sales volume decreased 2% due to an account transfer from Molinera de Mexico to GIMSA designed to lower freight expenses.

Net sales increased 10% to Ps 590 million due to price increases, which were implemented in order to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 85.0% from 86.5% due to higher wheat flour prices, lower depreciation resulting from the write-down of assets during 3Q06, and the reclassification of some operating expenses as cost of sales in 4Q05. In absolute terms, cost of sales grew 8% in connection with higher wheat costs.

SG&A as a percentage of net sales improved to 17.0% from 17.7% due to better expense absorption. In absolute terms, SG&A increased 6% because in 4Q05 some operating expenses were reclassified as cost of sales.

Operating loss was Ps 12 million, representing 2.0% of net sales, versus a loss of Ps 23 million in 4Q05.

Gruma Centroamerica

Sales volume increased 13% due mainly to (1) higher corn flour sales volume in connection with the acquisition of a corn flour plant in Guatemala during December 2005, and (2) increased corn flour consumption due to a corn shortage in the region.

Net sales increased 6% to Ps 429 million due to the aforementioned increase in sales volume in the corn flour segment. The rate of growth in net sales lagged sales volume growth due mainly to the incorporation of the aforementioned acquisition, whose products have lower prices, and a change in the sales mix toward corn flour in bulk presentation.

Cost of sales as a percentage of net sales improved to 68.4% from 70.7% due to lower corn costs and better absorption. In absolute terms, cost of sales increased 2% due to the aforementioned growth in corn flour sales volume.

SG&A as a percentage of net sales improved to 26.7% from 38.4% due to an extraordinary expense of Ps 44 million during 4Q05 related to technical services provided by GRUMA's technology division. In absolute terms, SG&A was 26% lower than in 4Q05 due mainly to the aforementioned technical services expense.

Operating income was Ps 21 million compared with a loss of Ps 37 million in 4Q05. Operating margin improved to 4.8% from negative 9.1%.

Other and Eliminations	Operating loss was Ps 11 million compared with an operating loss of Ps 87 million in 4Q05.

CONFERENCE CALL

The company will hold a conference call to discuss its fourth-quarter 2006 results on Thursday, February 22, 2007, at 10:30 a.m. CT / 11:30 a.m. ET. From the United States or Canada please call (866) 904-6251; international or local callers dial (416) 915-8321; the passcode for all callers is 6413940. For the conference replay, please call (888) 203-1112 from the United States or Canada, or (719) 457-0820 for international or local callers; passcode 6413940. For more details, please go to the Investor Relations page of GRUMA's website, www.gruma.com. The audio webcast will be archived on the site.

ACCOUNTING PROCEDURES

The consolidated figures have been restated in pesos of constant purchasing power as of of December 31, 2006, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''

The restatement was determined as follows:

The figures for subsidiaries in Mexico, Central America, and Venezuela are restated to period-end constant local currencies following the provisions of Bulletin B-10 and B-15, applying the general consumer price index from the country in which the subsidiary operates.

Once figures are restated, they are converted to Mexican pesos by applying the exchange rate in effect at the end of the period.

For comparability purposes, the 2005 consolidated figures have been restated in Mexican pesos by utilizing an international weighted-average restatement factor described in Bulletin B-15, which considers the relative total net sales contribution by country for the year ended December 31, 2005, and the corresponding inflation and exchange-rate fluctuations during that period.

For Gruma Corporation, figures shown in this report are under US GAAP and were converted to pesos using a convenience translation with the exchange rate of Ps 10.81/dollar as of December 31, 2006. The differences between Mexican GAAP and US GAAP, as well as the differences between the application of the international weighted-average restatement factor from Bulletin B-15 and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations.''

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Oceania and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 17,000 employees and 90 plants. In 2006, GRUMA had net sales of US$2.8 billion, of which 67% came from foreign operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2006)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q06**	4Q05	VAR (%)	3Q06	VAR (%)	**2006**	2005	VAR (%)
NET SALES	**8,226**	7,659	7	7,858	5	**30,644**	27,863	10
GROSS PROFIT	**2,941**	2,623	12	2,678	10	**10,683**	9,665	11
GROSS MARGIN (%)	**35.7%**	34.2%		34.1%		**34.9%**	34.7%	
OPERATING INCOME	**574**	405	42	460	25	**1,790**	1,633	10
OPERATING MARGIN (%)	**7.0%**	5.3%		5.9%		**5.8%**	5.9%	
COMPREHENSIVE FINANCING COST (INCOME)	**276**	24		71		**333**	280	
INTEREST EXPENSE	**289**	138		146		**716**	597	
INTEREST INCOME	**(18)**	(20)		(17)		**(78)**	(56)	
FOREIGN EXCHANGE LOSS (GAIN)	**13**	(14)		13		**18**	53	
MONETARY POSITION (GAIN) LOSS	**(8)**	(80)		(70)		**(323)**	(314)	
OTHER (INCOME) EXPENSE, NET	**(36)**	26		93		**40**	147	
TAXES AND EMPLOYEES' PROFIT SHARING	**180**	73		(4)		**474**	407	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(174)**	(145)		(163)		**(625)**	(650)	
EXTRAORDINARY ITEMS	**0**	0		0		**0**	57	
NET INCOME	**328**	427	(23)	461	(29)	**1,568**	1,393	13
MAJORITY NET INCOME	**249**	348	(28)	507	(51)	**1,469**	1,239	19
EARNINGS PER SHARE[1]	**0.52**	0.77	(33)	1.05	(51)	**3.04**	2.74	11
EARNINGS PER ADR (US$)[2]	**0.19**	0.28	(33)	0.39	(51)	**1.13**	1.01	11
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**266**	294		286		**1,102**	1,088	
DEPRECIATION AND AMORTIZATION, TOTAL	**405**	332		637		**1,645**	1,201	
EBITDA[3]	**839**	699	20	746	13	**2,891**	2,721	6
INVESTMENTS	**754**	293		634		**2,507**	2,145	

BALANCE SHEET SUMMARY	**Dec-06**	Dec-05	VAR (%)	Sep-06	VAR (%)
CASH AND CASH EQUIVALENTS	**569**	342	67	846	(33)
TRADE ACCOUNTS RECEIVABLE	**3,943**	3,305	19	3,717	6
OTHER ACCOUNTS RECEIVABLE	**1,254**	842	49	1,420	(12)
INVENTORIES	**3,571**	3,769	(5)	3,812	(6)
CURRENT ASSETS	**9,666**	8,539	13	10,075	(4)
PROPERTY, PLANT, AND EQUIPMENT, NET	**14,895**	14,355	4	14,453	3
TOTAL ASSETS	**30,039**	27,967	7	29,604	1
SHORT-TERM DEBT	**883**	537	64	314	182
CURRENT LIABILITIES	**5,417**	4,248	28	4,718	15
LONG-TERM DEBT	**5,605**	6,680	(16)	6,772	(17)
TOTAL LIABILITIES	**13,259**	13,242	0	13,777	(4)
MAJORITY STOCKHOLDERS' EQUITY	**13,897**	11,736	18	13,251	5
STOCKHOLDERS' EQUITY	**16,780**	14,725	14	15,827	6
CURRENT ASSETS/CURRENT LIABILITIES	**1.78**	2.01		2.14	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.79**	0.90		0.87	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.28**	0.33		0.31	
BOOK VALUE PER SHARE[1]	**28.80**	25.93		27.46	

[1] On the basis of 482,549,952 shares as of December 31, 2006, 452,549,952 shares as of December 31, 2005, and 482,549,952 shares as of September 30, 2006.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.81 per dollar as of December 31, 2006.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 4 YEAR: 2006

GRUMA, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	30,039,332	100	27,966,584	100
s02	CURRENT ASSETS	9,666,265	32	8,539,139	31
s03	CASH AND SHORT-TERM INVESTMENTS	569,324	2	341,597	1
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,942,589	13	3,305,275	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	1,254,239	4	842,064	3
s06	INVENTORIES	3,571,319	12	3,768,689	13
s07	OTHER CURRENT ASSETS	328,794	1	281,514	1
s08	LONG-TERM	2,798,553	9	2,504,761	9
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	54,449	0	41,901	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,735,146	9	2,453,071	9
s11	OTHER INVESTMENTS	8,958	0	9,789	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	14,895,423	50	14,354,891	51
s13	LAND AND BUILDINGS	6,535,981	22	6,513,047	23
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	18,262,546	61	17,046,286	61
s15	OTHER EQUIPMENT	666,063	2	627,865	2
s16	ACCUMULATED DEPRECIATION	11,783,909	39	10,529,095	38
s17	CONSTRUCTION IN PROGRESS	1,214,742	4	696,788	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) .	2,642,646	9	2,546,202	9
s19	OTHER ASSETS	36.445	0	21.591	0
s20	TOTAL LIABILITIES	13,259,448	100	13,241,631	100
s21	CURRENT LIABILITIES	5,417,489	41	4,248,296	32
s22	SUPPLIERS	2,319,515	17	2,069,940	16
s23	BANK LOANS	882,697	7	537,094	4
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	17,177	0	37,807	0
s26	OTHER CURRENT LIABILITIES	2,198,100	17	1,603,455	12
s27	LONG-TERM LIABILITIES	6,195,926	47	7,415,666	56
s28	BANK LOANS	5,605,453	42	6,680,257	50
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	590,473	4	735,409	6
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,646,033	12	1,577,669	12
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	16,779,884	100	14,724,953	100
s34	MINORITY INTEREST	2,883,195	17	2,989,119	20
s35	MAJORITY INTEREST	13,896,689	83	11,735,834	80
s36	CONTRIBUTED CAPITAL	17,501,051	104	16,350,445	111
s79	CAPITAL STOCK	12,834,964	76	12,520,555	85
s39	PREMIUM ON ISSUANCE OF SHARES	4,666,087	28	3,829,890	26
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(3,604,362)	(21)	(4,614,611)	(31)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	12,133,880	72	11,141,896	76
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(15,738,242)	(94)	(15,756,507)	(107)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 4 YEAR: 2006
GRUMA, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	569,324	100	341,597	100
s46	CASH	373,923	66	243,264	71
s47	SHORT-TERM INVESTMENTS	195,401	34	98,333	29
s07	OTHER CURRENT ASSETS	328,794	100	281,514	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	328,794	100	281,514	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET) .	2,642,646	100	2,546,202	100
s48	DEFERRED EXPENSES (NET)	945,655	36	1,223,651	48
s49	GOODWILL	1,696,991	64	1,322,551	52
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	36,445	100	21,591	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	13,152	36	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	23,293	64	21,591	100
s21	CURRENT LIABILITIES	5,417,489	100	4,248,296	100
s52	FOREIGN CURRENCY LIABILITIES	4,201,113	78	3,132,841	74
s53	MEXICAN PESOS LIABILITIES	1,216,376	22	1,115,455	26
s26	OTHER CURRENT LIABILITIES	2,198,100	100	1,603,455	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	63,914	3	37,492	2
s68	PROVISIONS	366,439	17	257,363	16
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,767,747	80	1,308,600	82
s27	LONG-TERM LIABILITIES	6,195,926	100	7,415,666	100
s59	FOREIGN CURRENCY LIABILITIES	6,054,785	98	7,311,775	99
s60	MEXICAN PESOS LIABILITIES	141,141	2	103,891	1
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	1,646,033	100	1,577,669	100
s66	DEFERRED TAXES	1,646,033	100	1,577,669	100
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	12,834,964	100	12,520,555	100
s37	CAPITAL STOCK (NOMINAL)	4,880,142	38	4,575,894	37
s38	RESTATEMENT OF CAPITAL STOCK	7,954,822	62	7,944,661	63

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

GRUMA, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	706,647	555,266
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,645,489	1,201,152
c41	+ (-) OTHER ITEMS	(938,842)	(645,886)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(324,208)	(73,618)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,023,045)	(141,425)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	52,347	88,032
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(55,525)	(36,997)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	224,281	530,196
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	477,734	(513,424)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(704,645)	864,503
c23	+ BANK FINANCING	264,351	19,214
c24	+ STOCK MARKET FINANCING	2,140,728	2,466,003
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(3,061,511)	(2,014,461)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	(48,213)	393,747
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	564,745	(643,935)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	1,160,581	(1,566)
c31	(-) DIVIDENDS PAID	(660,500)	(558,724)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	64,664	(83,645)
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,582,319)	(2,254,592)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	727,239	1,815
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,507,510)	(2,152,546)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	592,897	180,855
c39	+ (-) OTHER ITEMS	(394,945)	(284,716)